UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of November 2026

Commission File Number: 001-41954

BBB Foods Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Presidente Masaryk 8

Polanco V Sección, Miguel Hidalgo

Mexico City, Mexico 11560

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F☒	Form 40-F☐

3Q26

EARNINGS RELEASE

Earnings Release 3Q26

1

Earnings Release 3Q26

Mexico City, November 2nd, 2026 – BBB Foods Inc. (“Tiendas 3B” or the “Company”) (NYSE: TBBB), a leading grocery hard discounter in Mexico, announced today its consolidated results for the third quarter of 2026 (“3Q26”) ended September 30, 2026. The figures presented in this release are expressed in nominal Mexican Pesos (Ps.) and are prepared in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise stated.

HIGHLIGHTS

THIRD QUARTER 2026

•
Opened 141 net new stores during the quarter, reaching 3,765 stores as of September 30, 2026.
•
Opened 4 distribution centers in 3Q26, reaching 25 as of September 30, 2026.
•
Ps. 28,445 million total revenue for 3Q26.
o
40.3% revenue growth compared to 3Q25.
o
Same Store Sales grew 20.5% compared to 3Q25.
•
EBITDA was Ps. 1,327 million in 3Q26, compared to (Ps. 404) million in 3Q25.
o
Excluding non-cash share-based payment expense of Ps. 550 million, EBITDA reached Ps. 1,877 million, an increase of 60.5% compared to 3Q25.

2

Earnings Release 3Q26

MESSAGE FROM THE CHAIRMAN AND CEO

Dear Investors,

Our third-quarter 2026 results sustained the strong momentum established in the first half of the year. Continued improvements in our value proposition, growing Tiendas 3B brand equity, and increasing customer trust drove robust same-store sales (SSS) growth of 20.5%.

During the quarter, we opened 141 net new stores, bringing net store openings over the last twelve months to 603. We also opened four new distribution centers, expanding our regional network to 25 regions as of September 2026.

Our revenue growth continues to significantly outpace that of the Mexican retail industry. Third-quarter revenue reached Ps. 28,445 million, an increase of 40.3% year over year, driven by strong SSS growth and a 19.1% expansion in our store base.

EBITDA, when excluding non-cash share-based compensation, increased 60.5% year over year to Ps. 1,877 million. Reported EBITDA was Ps. 1,327 million, reflecting the impact of non-cash share-based compensation.

While we are pleased with our EBITDA performance, we highlight that we do not manage our business to achieve a specific EBITDA margin target. Our priorities remain the disciplined expansion of our store network and the relentless improvement of our customer value proposition. These are the foundations of our competitive advantage, and, over time, we believe will drive sustainable margin expansion.

Cash flow generation remained strong, fully funding our expansion during the quarter. Robust revenue growth, healthy operating margins, and our structurally negative working capital continued to support our strong cash flow dynamics.

As we enter the final quarter of 2026, we remain focused on execution and optimistic about the opportunities ahead. Our resilient, scalable business model positions us to capitalize on these opportunities while continuing to create lasting value for our customers, employees, and shareholders.

Thank you for your continued trust and support.

K. Anthony Hatoum, Chairman and Chief Executive Officer

3

Earnings Release 3Q26

FINANCIAL RESULTS

3Q26 CONSOLIDATED RESULTS

(In Ps. Million, except percentages)

	3Q26	As % of Revenue	3Q25	As % of Revenue	Growth (%)	Margin Variation (bps)
Total Revenue	Ps. 28,445	100.0%	Ps. 20,279	100.0%	40.3%	n.m.
Gross Profit	Ps. 4,743	16.7%	Ps. 3,277	16.2%	44.8%	52 bps
Sales Expenses	(Ps. 2,796)	9.8%	(Ps. 2,065)	10.2%	35.4%	(36 bps)
Administrative Expenses	(Ps. 1,283)	4.5%	(Ps. 2,109)	10.4%	(39.2%)	(589 bps)
Other Income – Net	Ps. 17	0.1%	Ps. 17	0.1%	(3.5%)	(3 bps)
EBITDA	Ps. 1,327	4.7%	(Ps. 404)	(2.0%)	n.m.	n.m.
Share-based payment expense	Ps. 550	1.9%	Ps. 1,574	7.8%	(65.0%)	(583 bps)
EBITDA ex. SBP	Ps. 1,877	6.6%	Ps. 1,170	5.8%	60.5%	83 bps

Please see the explanation at the end of this release on how EBITDA, a non-IFRS financial measure, is calculated, and for other relevant definitions.

TOTAL REVENUE

Total revenue for 3Q26 was Ps. 28,445 million, up 40.3% year-over-year. Most of this growth was driven by sales from stores that have been operating for more than one year, and, to a lesser extent, the incremental sales from 603 net new stores opened in the past twelve months.

GROSS PROFIT AND GROSS PROFIT MARGIN

Gross profit increased 44.8% year-over-year to Ps. 4,743 million in 3Q26, driven by strong sales growth and a 52-bps expansion in gross margin. The margin improvement reflected a stronger commercial margin and lower transportation costs as a percentage of revenue, despite the opening of four distribution centers in 3Q26.

EXPENSES

Sales expenses primarily reflect the cost of operating our stores, including wages and energy. As a percentage of total revenue, sales expenses stood at 9.8% in 3Q26, a decline of 36 bps year-over-year, as a result of improved operational leverage across most components of our sales expenses, including labor. In 3Q26, sales expenses reached Ps. 2,796 million, a 35.4% increase compared to 3Q25. This growth was mainly driven by an increase in the number of stores and wage inflation.

4

Earnings Release 3Q26

Administrative expenses refer to expenses not directly related to operating our stores, such as headquarters, regional office expenses, and share-based compensation. For 3Q26, administrative expenses totaled Ps. 1,283 million, a 39.2% decrease compared to 3Q25. This decrease is entirely explained by a lower non-cash share-based payment expense, as in 3Q25 we started to recognize the non-cash expense corresponding to the Liquidity Event Plan (LEP) disclosed in February 2024 and granted by the Board of Directors in June 2025, subject to a quarterly vesting schedule, and which expense is recognized on a non-linear basis using a graded vesting method, being higher at the start of the period and decreasing over time (see Appendix 2 of this Earnings Release for additional details). As a percentage of revenue, administrative expenses decreased from 10.4% in 3Q25 to 4.5% in 3Q26. The non-cash share-based compensation is already reflected in our fully diluted share count.

Excluding non-cash share-based payment expense, administrative expenses for 3Q26 amounted to Ps. 733 million, an increase of 37.0% compared to 3Q25, as we continue to invest in talent and open new regions. As a percentage of revenue, administrative expenses excluding non-cash share-based payment expense stood at 2.6% in 3Q26, a decrease of 6 bps year-over-year.

Please refer to Appendix 2 of this Earnings Release for an updated table summarizing the share-based payment expense plans and related expenses.

Other income – net, which includes, among other items, revenues from non-operative activities such as asset disposals, cost reimbursements, and insurance proceeds, amounted to other income – net of Ps. 17 million in 3Q26, 3.5% lower than in 3Q25. As a percentage of revenue, other income – net decreased by 3 bps year-over-year.

EBITDA AND EBITDA MARGIN

For 3Q26, EBITDA was Ps. 1,327 million, compared to (Ps. 404) million in 3Q25. As previously described, our EBITDA was positively impacted by the decrease in non-cash share-based payment expense.

Excluding non-cash share-based payment expense, EBITDA was Ps. 1,877 million, an increase of 60.5% compared to 3Q25. The EBITDA margin for 3Q26, adjusted to exclude the non-cash share-based compensation, increased by 83 bps to 6.6%.

Please see the last section of this release on how we calculate EBITDA and EBITDA Margin, which are non-IFRS financial measures.

5

Earnings Release 3Q26

Additional Disclosures

To allow investors to better assess our performance, the Company is providing the following supplementary information:

•
Share-based payment expense (non-cash): Non-cash share-based payment expense totaled Ps. 550 million in 3Q26, compared to Ps. 1,574 million recorded in 3Q25.

For additional details, please refer to Appendix 2 of this Earnings Release.

•
Building lease payments: The Company leases all except one of its stores and all of its distribution centers. In accordance with IFRS 16, the Company’s lease expenses are capitalized, and are not considered operating expenses. Tiendas 3B’s capitalized lease payments for buildings were Ps. 638 million in 3Q26, versus Ps. 463 million in 3Q25.

FINANCIAL COSTS AND NET PROFIT/LOSS

Financial income totaled Ps. 63 million in 3Q26, up from Ps. 42 million in 3Q25. The increase was primarily driven by a higher average cash position.

Financial costs were Ps. 528 million for 3Q26, a 45.7% increase compared to 3Q25. This increase was primarily driven by higher interest expenses on lease liabilities, reflecting the continued expansion of our stores, distribution center network, and equipment.

The Company recorded a foreign exchange gain of Ps. 97 million in 3Q26, driven by the appreciation of the U.S. dollar against the Mexican peso, which positively impacted, in Mexican peso terms, the Company’s U.S. dollar-denominated cash position.

Income tax expense reached Ps. 290 million in 3Q26 compared to Ps. 137 million in 3Q25.

As a result, our net profit for 3Q26 was Ps. 23 million, compared to a net loss of Ps. 1,424 million for 3Q25.

balance sheet and liquidity

As of September 30, 2026, the Company reported local currency cash and cash equivalents of Ps. 3,075 million. In addition, as of September 30, 2026, the Company held $237 million in U.S. dollar-denominated short-term bank deposits. The Company applied an exchange rate of Ps. 17.84 to one U.S. dollar as of September 30, 2026.

6

Earnings Release 3Q26

cASH fLOW sTATEMENT

(In Ps. Million, except percentages)

	9M26	9M25	Growth (%)
Net cash flows provided by operating activities	Ps. 7,051	Ps. 3,095	127.8%
Net cash flows used in investing activities	(Ps. 4,129)	(Ps. 2,228)	85.4%
Net cash flows used in financing activities	(Ps. 1,287)	(Ps. 1,172)	9.8%
Net increase (decrease) in cash and cash equivalents	Ps. 1,634	(Ps. 305)	n.m.

Our business model continues to generate strong operating cash flow through its structurally negative working capital cycle, supported by growing sales and high inventory turnover relative to supplier payment terms. This cash flow fully funds our expansion, including new stores and distribution centers.

The information provided below summarizes cash flow changes in the first nine months of 2026:

Net cash flows provided by operating activities increased to Ps. 7,051 million in the first nine months of 2026 (“9M26”) from Ps. 3,095 million for the first nine months of 2025 (“9M25”). Our net working capital continues to be driven by a favorable ratio of Inventory Days to Payable Days.

Net cash flows used in investing activities totaled Ps. 4,129 million for 9M26, compared to Ps. 2,228 million in 9M25. This increase was primarily attributed to the Ps. 1,483 million allocation of the primary proceeds from the equity follow-on into short-term deposits during 2Q26, along with continued investments to expand our store and logistics network.

Net cash flows used in financing activities were Ps. 1,287 million for 9M26, compared to the cash flows used in 9M25 of Ps. 1,172 million. The amount for 9M26 reflects the inflows from the primary proceeds from the equity follow-on.

7

Earnings Release 3Q26

KEY OPERATING METRIC

	3Q26	3Q25	Variation (%)
Number of Stores Opened	141	131	7.6%
Number of Distribution Centers	25	18	38.9%
Same Store Sales Growth (%)	20.5%	17.9%	n.m.

In 3Q26, we opened 141 net new stores compared to the 131 net new stores opened in 3Q25. In the last twelve months, the Company opened 603 net new stores, compared to 528 stores in the twelve months ending 3Q25.

Same Store Sales grew by 20.5% for 3Q26, compared to 17.9% for 3Q25.

Non-IFRS Measures and Other Calculations

For the convenience of investors, this release presents certain non-IFRS financial measures, which are not calculated in accordance with IFRS (“non-IFRS financial measures”). A non-IFRS financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so excluded or included in the most comparable IFRS financial measure. Non-IFRS financial measures do not have standardized meanings and may not be directly comparable to similarly titled measures reported by other companies. These non-IFRS financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. The non-IFRS financial measures presented herein have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations presented in accordance with IFRS. Additionally, our calculations of non-IFRS financial measures may be different from the calculations used by other companies, including our competitors, and therefore, our non-IFRS financial measures may not be comparable to those of other companies.

We calculate “EBITDA”, a non-IFRS measure, as net profit (loss) for the period, plus income tax expense, financial costs, net, and total depreciation and amortization.

We calculate “EBITDA Margin”, a non-IFRS measure, for a period by dividing EBITDA for the corresponding period by total revenue for such period.

Same Store Sales: We measure “Same Store Sales” using revenue from sales of merchandise at stores that were operational for at least the full preceding 12 months for the periods under consideration. Stores that were temporarily closed (for one month or more) or permanently closed during the relevant measurement periods are excluded from this metric. Same Store Sales growth is calculated by comparing the Same Store Sales of stores that were opened and remained open throughout the relevant measurement period.

8

Earnings Release 3Q26

Lease Payments: Consistent with lease accounting required under IFRS 16, total depreciation and amortization includes the depreciation expense of right-of-use-asset corresponding to long-term leases, which is a non-cash expense. Such amounts, together with the interest expense on lease liabilities, is a proxy for but not equal to the Company’s actual cash expenditure incurred in connection with its leased properties.

Inventory Days: We calculate “Inventory Days” to be the average of beginning and end of period inventory balance, divided by cost of sales for the period and multiplied by the number of days during the period. Inventory Days measures the average number of days we keep inventory on hand before selling the product. This operating metric allows us to track our inventory management policies and observe how quickly we are able to rotate inventory, which is key to our cash conversion cycle.

Payable Days: We calculate “Payable Days” to be the sum of the average of beginning and end of period balance of suppliers and of accounts payable and accrued expenses, divided by cost of sales for the period and multiplied by the number of days during the period. Payable Days measures the average number of days that it takes us to pay suppliers after receiving goods or services. This metric allows us to track the terms of payment policies with suppliers and our ability to finance our operations through agreements with our suppliers.

9

Earnings Release 3Q26

CONFERENCE CALL DETAILS

Tiendas 3B will host a call to discuss the third quarter 2026 results on November 3, 2026, at 11:00 a.m. Eastern Time (10:00 a.m. Mexico City time). A webinar of the call will be accessible at:

https://zoom.us/webinar/register/WN_cqKZHb71QFqqAS0ZJxkZpA

To join via telephone, please dial one of the domestic or international numbers listed below:

Mexico	United States
+52 558 659 6002	+1 312 626 6799 (Chicago)
+52 554 161 4288	+1 346 248 7799 (Houston)
+52 554 169 6926	+1 646 558 8656 (New York)

Other international numbers available: https://us02web.zoom.us/u/knEOJCJkC

The webinar ID is 984 0868 5146

An audio replay from the conference call will be available on the Tiendas 3B website https://www.investorstiendas3b.com after the call.

10

Earnings Release 3Q26

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. We base these forward-looking statements on our current beliefs, expectations and projections about future events and trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this release. The words “believe,” “may,” “should,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect” and similar words are intended to identify forward-looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Please refer to our annual report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities Exchange Commission (the “SEC”), as well as any subsequent filings made by us with the SEC, each of which is available on the SEC’s website (www.sec.gov), for a more extensive discussion of the risks and other factors that may impact any forward-looking statements in this release. Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this release.

ABOUT TIENDAS 3B

BBB Foods Inc. (“Tiendas 3B”), a proudly Mexican company, is a pioneer and leader of the grocery hard discount model in Mexico and one of the fastest growing retailers in the country as measured by its sales and store growth rates. The 3B name, which references "Bueno, Bonito y Barato" - a Mexican saying which translates to "Good, Nice and Affordable" - summarizes Tiendas 3B’s mission of offering irresistible value to budget savvy consumers through great quality products at bargain prices. By delivering value to the Mexican consumer, we believe we contribute to the economic well-being of Mexican families. In a landmark achievement, Tiendas 3B was listed on the New York Stock Exchange in February 2024 under the ticker symbol “TBBB”.

For more information, please visit: https://www.investorstiendas3b.com/

INVESTOR RELATIONS CONTACT

ir@tiendas3b.com

11

Earnings Release 3Q26

FINANCIAL STATEMENTS

Consolidated Income Statement

(Unaudited)

For the three months ended September 30, 2026, and September 30, 2025

(In thousands of Mexican pesos)

	For the Three Months Ended September 30
	2026	2025	% Change

Revenue from Sales of Merchandise	Ps. 28,403,711	Ps. 20,250,500	40.3%
Sales of Recyclables	41,738	28,492	46.5%
Total Revenue	28,445,449	20,278,992	40.3%
Cost of Sales	(23,702,146)	(17,002,194)	39.4%
Gross Profit	Ps. 4,743,303	Ps. 3,276,798	44.8%
Gross Profit Margin	16.7%	16.2%
Sales Expenses	(2,795,532)	(2,065,282)	35.4%
Administrative Expenses	(1,282,941)	(2,108,760)	(39.2%)
Other Income - Net	16,844	17,451	(3.5%)
Operating Profit (Loss)	Ps. 681,674	(Ps. 879,793)	n.m.
Operating Profit (Loss) Margin	2.4%	(4.3%)
Financial Income	62,741	42,128	48.9%
Financial Costs	(528,482)	(362,792)	45.7%
Exchange Rate Fluctuation	97,006	(86,149)	n.m.
Financial (Costs) – Net	(368,735)	(406,813)	(9.4%)
Profit (Loss) Before Income Tax	Ps. 312,939	(Ps. 1,286,606)	n.m.
Income Tax Expense	(289,684)	(137,404)	110.8%
Net Profit (Loss) for the Period	Ps. 23,255	(Ps. 1,424,010)	n.m.
Net Profit (Loss) Margin	0.1%	(7.0%)

Weighted Average Common Shares
Basic	124,636,182	115,398,598
Diluted	162,479,851	115,398,598

Basic Earnings (Loss) per Common Share	0.19	n.m.
Diluted Earnings (Loss) per Common Share	0.14	n.m.

EBITDA Reconciliation

Net Profit (Loss) for the Period	Ps. 23,255	(Ps.1,424,010)	n.m.
Net Profit (Loss) Margin	0.1%	(7.0%)
Income Tax Expense	(289,684)	(137,404)	110.8%
Financial (Costs) – Net	(368,735)	(406,813)	(9.4%)
D&A	645,329	475,633	35.7%
EBITDA	Ps. 1,327,003	(Ps.404,160)	n.m.
EBITDA Margin	4.7%	(2.0%)
Share-Based Payment Expenses	550,428	1,573,926	(65.0%)
EBITDA ex. Share-Based Payment Expenses	Ps. 1,877,431	Ps. 1,169,766	60.5%
EBITDA Margin ex. Share-Based Payment Expenses	6.6%	5.8%

12

Earnings Release 3Q26

Consolidated Income Statement

(Unaudited)

For the nine months ended September 30, 2026, and September 30, 2025

(In thousands of Mexican pesos)

	For the Nine Months Ended September 30
	2026	2025	% Change

Revenue from Sales of Merchandise	Ps. 77,234,014	Ps. 56,099,458	37.7%
Sales of Recyclables	109,073	81,001	34.7%
Total Revenue	77,343,087	56,180,459	37.7%
Cost of Sales	(64,533,526)	(47,117,276)	37.0%
Gross Profit	Ps. 12,809,561	Ps. 9,063,183	41.3%
Gross Profit Margin	16.6%	16.1%
Sales Expenses	(7,758,229)	(5,806,007)	33.6%
Administrative Expenses	(4,089,978)	(3,545,303)	15.4%
Other Income - Net	54,100	98,842	(45.3%)
Operating Profit (Loss)	Ps. 1,015,454	(Ps. 189,285)	n.m.
Operating Profit (Loss) Margin	1.3%	(0.3%)
Financial Income	135,753	132,033	2.8%
Financial Costs	(1,468,437)	(1,060,981)	38.4%
Exchange Rate Fluctuation	28,047	(311,656)	n.m.
Financial (Costs) – Net	(1,304,637)	(1,240,604)	5.2%
(Loss) Before Income Tax	(Ps. 289,183)	(Ps. 1,429,889)	(79.8%)
Income Tax Expense	(632,157)	(367,175)	72.2%
Net (Loss) for the Period	(Ps. 921,340)	(Ps. 1,797,064)	(48.7%)
Net (Loss) Margin	(1.2%)	(3.2%)

Weighted Average Common Shares
Basic	120,237,514	114,678,113
Diluted	120,237,514	114,678,113

Basic Earnings (Loss) per Common Share	n.m.	n.m.
Diluted Earnings (Loss) per Common Share	n.m.	n.m.

EBITDA Reconciliation

Net (Loss) for the Period	(Ps.921,340)	(Ps.1,797,064)	(48.7%)
Net (Loss) Margin	(1.2%)	(3.2%)
Income Tax Expense	(632,157)	(367,175)	72.2%
Financial (Costs) – Net	(1,304,637)	(1,240,604)	5.2%
D&A	1,825,962	1,333,757	36.9%
EBITDA	Ps. 2,841,416	Ps. 1,144,472	148.3%
EBITDA Margin	3.7%	2.0%
Share-Based Payment Expenses	1,887,145	2,039,543	(7.5%)
EBITDA ex. Share-Based Payment Expenses	Ps. 4,728,561	Ps. 3,184,015	48.5%
EBITDA Margin ex. Share-Based Payment Expenses	6.1%	5.7%

13

Earnings Release 3Q26

Consolidated Balance Sheet

(Unaudited)

As of September 30, 2026, and December 31, 2025

(In thousands of Mexican pesos)

	As of September 30,	As of December 31,
	2026	2025
Current Assets:
Cash and cash equivalents	Ps. 3,074,886	Ps. 1,427,248
Short-term bank deposits	4,219,654	2,711,422
Sundry debtors	220,051	125,033
VAT and other taxes receivable	1,387,675	1,172,101
Advanced payments	187,808	72,927
Inventories	4,675,911	4,217,417
Total Current Assets	Ps. 13,765,985	Ps. 9,726,148
Non-Current Assets:
Guarantee deposits	173,924	109,096
VAT receivable	416,694	333,607
Property, furniture, equipment, and lease-hold improvements - Net	11,712,177	9,348,874
Right-of-use assets - Net	13,255,890	10,305,131
Intangible assets - Net	45,667	27,819
Deferred income tax	1,036,287	675,504
Total Non-Current Assets	Ps. 26,640,639	Ps. 20,800,031
Total Assets	Ps. 40,406,624	Ps. 30,526,179

Current Liabilities:
Suppliers	14,756,326	11,428,037
Accounts payable and accrued expenses	925,923	536,792
Income tax payable	384,666	41,624
Bonus payable to related parties	204,656	102,988
Short-term debt	1,842,305	2,107,044
Lease liabilities	1,484,035	1,118,382
Employees’ statutory profit sharing payable	389,487	267,423
Total Current Liabilities	Ps. 19,987,398	Ps. 15,602,290
Non-Current Liabilities:
Long-term debt	283,944	141,907
Lease liabilities	13,446,931	10,612,062
Employee benefits	110,258	44,487
Total Non-Current Liabilities	Ps. 13,841,133	Ps. 10,798,456
Total Liabilities	Ps. 33,828,531	Ps. 26,400,746

Stockholders' Equity:
Capital stock	12,076,940	9,325,356
Reserve for share-based payments	3,885,473	3,263,057
Cumulative losses	(9,384,320)	(8,462,980)
Total Stockholders’ Equity	Ps. 6,578,093	Ps. 4,125,433
Total Liabilities and Stockholders’ Equity	Ps. 40,406,624	Ps. 30,526,179

14

Earnings Release 3Q26

Cash Flow Statement

(Unaudited)

For the three months ended September 30, 2026, and September 30, 2025

(In thousands of Mexican pesos)

	For the Three Months Ended September 30,
	2026	2025

(Loss) profit before income tax	Ps. 312,939	(Ps. 1,286,606)
Adjustments for:
Depreciation of property, furniture, equipment, and lease-hold improvements	298,773	222,172
Depreciation of right-of-use assets	345,137	252,567
Amortization of intangible assets	1,419	894
Defined costs on employee benefits	3,923	2,983
Interest expense on lease liabilities	502,724	329,882
Interest on debt and bonus payable, and amortization of issuance costs	15,455	10,275
Financial income	(62,741)	(42,128)
Interests and commissions from credit lines	9,328	22,635
Loss on disposal of property, furniture, equipment, and lease-hold improvements	-	9
Exchange rate fluctuation	(97,006)	86,149
Share-based payment expense	550,428	1,573,926

Increase in inventories	(452,109)	(299,738)
Increase in other current assets and guarantee deposits	(111,539)	(123,306)
Increase in suppliers	1,503,961	489,540
Increase in other current liabilities	110,231	63,510
Increase in Employees’ benefits	18,000	-
Increase (decrease) on bonus payable to related parties	46,118	(3,008)
Income taxes paid	(229,883)	(160,154)
Net cash flows provided by operating activities	Ps. 2,765,158	Ps. 1,139,602

Purchase of property, furniture, equipment, and lease-hold improvements	(1,098,926)	(924,775)
Sale of property and equipment	3,178	294
Additions to intangible assets	(8,400)	(4,516)
Short-term bank deposits	-	(2,911)
Interest earned on short-term investments and other	54,478	41,819
Net cash flows used in investing activities	(Ps. 1,049,670)	(Ps. 890,089)

Payments made on reverse factoring transactions-net of commissions received	(2,364,418)	(1,457,676)
Finance obtained through supplier finance arrangements	2,606,104	1,644,801
Proceeds (payment) from credit lines	-	183,650
Payment of debt	(70,993)	(47,511)
Interest payment on debt	(24,783)	(32,909)
Proceeds from primary Share offering, net	-	-
Principal payments on lease liabilities	(274,720)	(208,687)
Interest payments on leases	(502,724)	(329,882)
Net cash flows used in financing activities	(Ps. 631,534)	(Ps. 248,214)

Net increase (decrease) in cash and cash equivalents	1,083,954	1,299
Effect of foreign exchange movements on cash balances	9,807	(9,407)
Cash and cash equivalents at beginning of period	1,981,125	1,121,291
Cash and cash equivalents at end of period	Ps. 3,074,886	Ps. 1,113,183

15

Earnings Release 3Q26

Cash Flow Statement

(Unaudited)

For the nine months ended September 30, 2026, and September 30, 2025

(In thousands of Mexican pesos)

	For the Nine Months Ended September 30,
	2026	2025

(Loss) profit before income tax	(Ps. 289,183)	(Ps. 1,429,889)
Adjustments for:
Depreciation of property, furniture, equipment, and lease-hold improvements	841,585	610,628
Depreciation of right-of-use assets	979,870	720,901
Amortization of intangible assets	4,507	2,228
Defined costs on employee benefits	11,769	8,948
Interest expense on lease liabilities	1,394,390	1,004,400
Interest on debt and bonus payable, and amortization of issuance costs	37,709	26,310
Financial income	(135,753)	(132,033)
Interests and commissions from credit lines	33,412	30,271
Loss on disposal of property, furniture, equipment, and lease-hold improvements	-	13,787
Exchange rate fluctuation	(28,047)	311,656
Share-based payment expense	1,887,145	2,039,543

Increase in inventories	(458,493)	(371,330)
Increase in other current assets and guarantee deposits	(573,543)	(680,726)
Increase in suppliers	3,328,277	1,305,223
Increase in other current liabilities	511,136	123,185
Increase in Employees’ benefits	54,000	-
Increase (decrease) on bonus payable to related parties	101,668	7,782
Income taxes paid	(649,898)	(496,113)
Net cash flows provided by operating activities	Ps. 7,050,551	Ps. 3,094,771

Purchase of property, furniture, equipment, and lease-hold improvements	(2,740,327)	(2,342,836)
Sale of property and equipment	3,362	2,234
Additions to intangible assets	(22,355)	(14,990)
Short-term bank deposits	(1,482,851)	-
Interest earned on short-term investments and other	112,741	127,874
Net cash flows used in investing activities	(Ps. 4,129,430)	(Ps. 2,227,718)

Payments made on reverse factoring transactions-net of commissions received	(6,504,195)	(3,883,121)
Finance obtained through supplier finance arrangements	6,961,057	4,241,758
Proceeds (payment) from credit lines	(844,791)	182,695
Payment of debt	(190,252)	(134,810)
Interest payment on debt	(71,121)	(56,581)
Proceeds from primary Share offering, net	1,486,855	-
Principal payments on lease liabilities	(730,108)	(517,123)
Interest payments on leases	(1,394,390)	(1,004,400)
Net cash flows used in financing activities	(Ps. 1,286,945)	(Ps. 1,171,582)

Net increase (decrease) in cash and cash equivalents	1,634,176	(304,529)
Effect of foreign exchange movements on cash balances	13,462	(29,454)
Cash and cash equivalents at beginning of period	1,427,248	1,447,166
Cash and cash equivalents at end of period	Ps. 3,074,886	Ps. 1,113,183

16

Earnings Release 3Q26

Appendix 1: Fully Diluted Shares Illustrative Calculation

To further improve investor’s understanding of our capital structure, we are providing below an illustrative calculation of our fully diluted share count as of September 30, 2026, inclusive of Class A common shares and Class A common shares subject to vested and unvested stock options, restricted stock units, and Class A common shares under the Liquidity Event Plan and the Bolton Partners Share Allocation. We calculate our fully diluted common shares outstanding by assuming the “net settlement” of all our outstanding options at their weighted average strike price.

The illustrative example below assumes:

•
Price per Class A common share: US$53.00 (rounded closing price of US$52.64 of September 30, 2026)
•
Weighted average exercise price of US$5.75 per Class A common share subject to options granted under our Legacy Plan
•
Weighted average exercise price of US$32.93 per Class A common share subject to options granted under our Post-IPO Equity Incentive Plan
•
All outstanding options are vested as of the date hereof, for illustrative purposes only

Illustrative Fully Diluted Share Count
Share Count	As of September 30, 2026
Class A common shares (publicly traded and registered)(1)(2)(3)	121,276,060
Class B common shares (high-vote shares)	5,210,000
Common Shares Outstanding	126,486,060
Liquidity Event Plan Class A common shares(4)	3,749,993
Total Common Shares	130,236,053
Net Shares subject to Equity-Based Compensation Plans(5)	35,187,244
Fully Diluted Share Count	165,423,297

(1)
Includes 590,336 vested RSUs from the Post-IPO Equity Incentive Plan.
(2)
Includes 3,750,007 vested Class A common shares from the Liquidity Event Plan
(3)
Includes 4,224,960 Class A common shares from the Bolton Partners share allocation. The Bolton Partners share allocation was originally awarded in Class C common shares but as a result of the conversion of all our Class C common shares into Class A common shares upon expiration of the lock-up, the share allocation has been delivered in Class A common shares.
(4)
As of September 30, 2026, 3,750,007 of the Liquidity Event Plan Class A common shares had vested. The Liquidity Event Plan was originally awarded in Class C common shares but as a result of the conversion of all our Class C common shares into Class A common shares upon expiration of the lock-up, the previously delivered Class C common shares under the Liquidity Even Plan converted to Class A common shares, and future deliveries will be in Class A common shares.
(5)
See the illustrative calculation below for how this figure is calculated. Assumes the net exercise at their weighted average strike price of all options granted under our Legacy Plan, all options granted under our Post-IPO Equity Incentive Plan and all restricted stock units granted under our Post-IPO Equity Incentive Plan.

17

Weighted-average strike price

	Common Shares issuable upon exercise				Net Shares(1) (2)
Legacy Plan	37,144,331	X	(US$53.00 - US$5.75)	=	33,112,825
			US$53.00
Post-IPO Equity Incentive Plan Options	4,062,500	X	(US$53.00 - US$32.93) US$53.00	=	1,538,755
Post-IPO Equity Incentive Plan RSUs	535,664		=		535,664
Net Shares subject to Equity-Based Compensation Plans					35,187,244

(1)
Net share numbers have been rounded down to the nearest whole share.
(2)
Upon expiration of the lock-up all options became exercisable into Class A common shares.

The example above is provided for illustrative purposes only. The number of common shares outstanding would change if the strike price of the specific option being exercised were higher or lower than the weighted average strike price assumed for this exercise and/or if the market price for our Class A common shares was higher or lower at the time of exercise than the assumed price.

Earnings Release 3Q26

18

Earnings Release 3Q26

APPENDIX 2: SHARE-BASED PAYMENT EXPENSE

The tables and explanatory text below provide a breakdown of the expenses associated with stock options and restricted shares granted under the Legacy Plan, the Post-IPO Equity Incentive Plan, and the Liquidity Event Plan.

All our share-based compensation plans were previously fully disclosed in our offering documents and public filings, including in our annual report on Form 20-F for the year ended December 31, 2025, for the year ended December 31, 2024 and for the year ended December 31, 2023 filed with the U.S. Securities Exchange Commission (the “SEC”), each of which is available on the SEC’s website (www.sec.gov) and on our investor relations website.

The previously disclosed Liquidity Event Plan in the aggregate amount of 7.5 million Class C common shares was subject to formal assignment and delivery. On June 24, 2025, Tiendas 3B formally granted the 7.5 million Class C common shares to the Liquidity Event Plan participants. Our board of directors also determined it was in the best interest of the Company primarily in relation to talent retention to subject the award to quarterly vesting over a three-year period. The corresponding expense will be recognized during such three-year period beginning in the third quarter of 2025 using a graded vesting model (accelerated expense recognition) with a corresponding increase to equity.

Under IFRS, the cost of this award is recognized as a non-cash expense in the profit and loss statement, even though the award is equity-settled. The fair value of the grant is determined at the grant date, and for awards with vesting conditions, the expense is recognized over the applicable vesting period. To improve investors’ understanding of how we recognize the non-cash expenses associated with each of our share-based payment arrangements, we are including below our current expectations for non-cash share-based payment expenses per program from 2026 until 2028. We note however, that these figures may vary slightly from initial estimates due to the actual vesting of the awards.

It is important to note that the formal grant of these awards and vesting schedule does not result in any additional dilution beyond what was previously disclosed and is already reflected in our fully diluted share count, discussed in Appendix 1. Additionally, the estimated share-based payment expense reflected in the table below only considers awards granted as of today. The Company may grant additional awards under the 2024 Equity Incentive Plan as administered by the Company’s compensation committee (or such other committee of our board of directors to which it has properly delegated power, or if no such committee or subcommittee exists, our board of directors).

19

Earnings Release 3Q26

Projected Share-Based Payment Non-Cash Expense(1)

(In Ps. Million)

		Projected
Breakdown	9M26A	4Q26E	FY26E	FY27E	FY28E	FY29E
Legacy Plan	162	57	219	115	45	-
Post-IPO Equity Incentive Plan - Options	394	133	527	276	142	50
Post-IPO Equity Incentive Plan - RSUs	188	63	252	17	-	-
Total	744	254	998	409	186	50
Liquidity Event Plan Shares	1,143	235	1,378	470	28	-
Total	1,887	489	2,376	879	215	50

(1)
Expense is recognized on a non-linear basis using a graded vesting method, being higher at the start of the period and decreasing over time.

20

SIGNATURE

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 2, 2026

BBB Foods Inc.

By:	/s/ Eduardo Pizzuto
	Name:	Eduardo Pizzuto
	Title:	Chief Financial Officer